U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

                Sec. File Number 0-9624 Cusip Number 460491 80 6

                                  (Check One)

             [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

                        For the period ended June 30,2007

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended:_____________________
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  Read Instructions (on back page) Before Preparing Form. Please Print or Type

           Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification relates:
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PART I - REGISTRANT INFORMATION

                   International Thoroughbred Breeders, Inc.
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Full Name of Registrant

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Former Name If Applicable
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                         One East 11th Street Suite 500
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Address of Principal Executive Office (Street and Number)

                            Riviera Beach, FL 33404
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

 [ ] (b) The subject annual report, semi-annual report, transition report on From 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR,, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subjest distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed) SEE ATTACHED

PART IV - OTHER INFORMATION

     [1] Name and telephone number of person to contact in regard to this notification

           Mark T. Calvert              561                845-2101
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              [Name]                [Area Code]        [Telephone No.]

     [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report (s). [ X ] Yes [ ] No

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     [3]  It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ]
          No If so, attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHED

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                    International Thoroughbred Breeders, Inc.
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has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date August 14,2007        By/s/Mark T. Calvert
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                                Trustee

                    International Thoroughbred Breeders, Inc.
                                    (Debtor)
                                   Form 12b-25

                              Narrative Attachment

Part III - Narrative

     On December 4 and on December 7, 2006, the Registrant and 6 of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Florida. On July 23, 2007, pursuant to 11 U.S.C. Section 1104, the Bankruptcy Court directed the appointment of a Chapter 11 Trustee. On July 27, 2007, the United States Trustee appointed Mark T. Calvert as Chapter 11 Trustee for these debtors, including the Registrant, and on August 3, 2007, the Bankruptcy Court entered an order approving the United States Trustee's appointment of Mr. Calvert as Trustee.

     The Registrant is anticipating adopting a modified reporting program with respect to its reporting obligations under the federal securities laws due to the undue hardships that would be imposed upon the Registrant by continuing with full reporting and the fact that modified reporting will adequately protect stockholders and the public. In lieu of filing annual reports on Form 10-K and quarterly reports on Form 10-Q, each month the Registrant will file with the Securities and Exchange Commission a current report on Form 8-K that will have attached to it certain monthly financial reports required by the Bankruptcy Court for the entities that have filed for protection by the court.

     There have been motions filed by the unsecured creditors to convert the Reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court to a Liquidation under Chapter 7 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court. One of the arguments to convert to liquidation is the material amount of administrative and post petition claims incurred since the filing. As of this date, the Trustee is in the process of collecting information as to whether the case should be converted to Liquidation under Chapter 7 of the U.S. Bankruptcy Code.

     The Registrant is unable to complete the preparation of the Form 10-Q report on a timely basis due to additional and unusual administrative work loads as a result of the Bankruptcy filings and the appointment of the Trustee.

Part IV - Other Information

     The Registrant anticipates reporting a net (Loss) of ($6 million) for the quarter ended June 30, 2007, as compared to a net (Loss) of approximately ($4.5 million) for the quarter ended June 30, 2006 and a net (Loss) of ($9 million) for the six months ended June 30, 2007, as compared to a net (Loss) of approximately ($8.4 million) for the six months ended June 30, 2006. The initial current report on Form 8-K will include the relevant monthly financial reports previously filed with the Bankruptcy Court for April, May and June 2007. The Registrant's year to date results from operations include an additional $1 million of administrative claims which were not anticipated or received and thus will be reflected in the July monthly reports to the Bankruptcy Court.